GOLDEN HOPE MINES LIMITED NEWS

Golden Hope Mines Announces Results From Ascot Vein Channel Samples

Toronto, Ontario – December 19, 2007 – Golden Hope Mines Ltd. (TSX-V: GNH / PK: GOLHF) is pleased to announce results of channel sampling of the Ascot vein on the company's Bellechasse property.

A total of 68 preliminary samples were collected from seven trenches across the Ascot vein, which is part of the large Timmins gold deposit (see maps at home page of www.goldenhopemines.com). Sample weights ranged from approximately seven to 37 kg, for a total of 1,473 kg. Each sample was crushed, quartered, and four cuts of one kg each were sent for standard fire assay at Eastern Analytical Limited of Springdale, Newfoundland.

Individual assays ranged from 0 to 34 g/t, while the weighted average gold content for those of the 68 samples taken from within the vein range from mineralized background (more than 150 ppb) to a maximum of 4.38 g/t.

"This portion of our exploration program continues to deliver good results and shows promising mineralization," said Louis Hoël, President of Golden Hope Mines.

"These results suggest the gold distribution in the Ascot vein is similar to that of the Timmins 1 zone, which demands two to five-tonne bulk samples in order to yield reliable estimators. Our database of new and historical results shows a continuous improvement in grades when the sample taken is larger. The optimized sample size for the Timmins deposit appears to be approximately one to two cubic metres giving an approximate sample weight of three to six tonnes.

"Results to date from the 2007 exploration program have confirmed a much larger Timmins deposit than was previously known. In addition, we continue to develop a better understanding of the deposit, part of which is attributable to the company's capabilities. Not only is our sampling facility fully equipped, but we also have the technical expertise to uncover the true wealth of this great deposit."

A large-diameter drilling program was recently completed on the Ascot zone. Nine shallow holes were completed for a total of 305 metres, and a total of 268 samples were collected. The samples are being processed in the Golden Hope Mines facility and forwarded to Eastern Analytical for assay.

During the first quarter of 2008, Golden Hope Mines expects assay results from the large number of samples that were taken from the Ascot Vein, Timmins 1, and the new, larger Timmins 2 (ref. news release 7/12/07).

dlw 1/4/08

James E. Tilsley, P.Eng is acting as the qualified person (QP) for Golden Hope Mines Ltd. in compliance with National Instrument 43-101 and has reviewed the technical contents of this release.

About Golden Hope

Golden Hope Mines Limited is a mineral exploration company that seeks to grow shareholder value through the acquisition, exploration and development of potentially large-scale gold, silver and base metal projects suitable for underground and/or open-pit mining. The company's two areas of interest are located in Quebec, Canada and Maine, U.S. The Bellechasse gold project in Quebec includes the Timmins and Ascot gold zones, the Coucou volcanic target and a number of newly claimed serpentinite geological formations. For further information on Golden Hope, visit www.goldenhopemines.com.

Contact Information

Louis Hoel
President
Golden Hope Mines Ltd.
Tel: 416-362-4673
Fax: 416-864-0175
info@goldenhopemines.com

John Vincic
Executive Vice President, Investor Relations
Barnes McInerney Inc.
Tel: 416-367-5000 ext. 249
Fax: 416-367-5390
jvincic@barnesmcinerney.com

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Factors that could cause actual results to differ materially from those in forward-looking statements. These include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the company, investors should review registered filings at www.sedar.com.

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